

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 30, 2006

Keith Wong
Chief Executive Officer
Eastbridge Investment Group Corporation
2129 East Cedar St., Unit 30
Tempe, AZ 85282

> **RE: Eastbridge Investment Group Corporation**
> **Form 10-SB**
> **Filed October 31, 2006**
> **File No. 0-52282**

Dear Mr. Wong:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

General

1.   In your response to this comment, please advise us why you have filed your Form 10-QSB for the three months ended September 30, 2006, even though you are not yet required to file periodic reports under Section 13(a) of the Exchange Act.

2.   Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10-SB prior to effectiveness and re-filing a new Form 10-SB including changes responsive to our comments. If you choose

not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3. Please provide updated interim financial statements and other financial information pursuant to Rule 310 of Regulation S-B.

Item 1. Description of Business

4. Please revise the entirety of this section to more clearly describe the operations you plan on conducting now that you have discontinued your prior operations, to clarify here, and throughout the document, that you have not yet begun offering your services, and to definitively state, as you do in the footnotes to your financial statements, that the company only operates in one industry segment. With regard to this latter point, you should eliminate from your document any suggestion that you are operating in more than one segment. Furthermore, when revising, you should remove any disclosure suggesting that you are currently offering financial services to clients. Also address when you anticipate commencing operations and generating any meaningful revenues.

5. As currently drafted, your document in general, and your business section in particular, reads more like a marketing brochure and less like a disclosure document for the benefit of investors. Therefore, please revise the entirety of the document to provide objective evidence and support for your hyping statements, including statements about your company's operations, as well as about management's experience. To the extent you cannot support those statements, remove them from the document. We may have further comments after reviewing your revisions.

6. Expand your discussion of the transactions with Providential Holding to provide more specific details about those transactions. Your expanded discussion should highlight the former name of Eastbridge, the fact that the creditors/controlling shareholders of ATC received a promissory note from Providential in connection with the transfer of their ownership of ATC/Eastbridge to Providential, that 70% ownership of Eastbridge's outstanding common stock was transferred back to the creditors of ATC shortly after a dividend of 20% of Eastbridge's shares was declared to Providential's approximately 1600 shareholders, and that approximately $1.9 million in debt owed by Providential to the former (and now current) owners of Eastbridge was forgiven in connection with the restructuring. Your discussion should also explain the business purpose of transferring 20% of the shares to Providential's shareholders shortly before transferring the remainder of the shares back to the original owners of Eastbridge.

7. Please disclose the location of your website.

Overview

8. Revise your statement that you "go after opportunities that can create true value for our shareholders and the clients" to clarify that you cannot provide any assurance that your opportunities will create value for your shareholders or otherwise increase the value of their investment in your company. Revise any similar assertions regarding shareholder value that appear throughout the registration statement.

Products and Marketing

9. Provide an expanded description of the types of services you intend to offer and how you will earn revenues from these services. For instance, clarify the nature of your activities in taking companies public or causing them to be acquired. On what basis will you earn fees from taking companies public? Under what circumstances will you invest in those companies by taking "stock equity." As another example, describe the nature of the joint ventures in which you intend to operate. Also clarify how you will participate in these joint ventures, how you will receive income from them and the extent to which you will invest in these businesses. We may have further comment upon review of your response.

Competition

10. It appears that companies such as Goldman Sachs, Bear Stearns, JP Morgan, and Lehman Brothers, due to their size and profitability, are not directly comparable to Eastbridge Investment. Therefore, please revise this section to list smaller companies that offer services that are similar to your own, and to the extent known, discuss and identify companies that are offering similar services to companies in China and India.

Workforce

11. Disclose what you mean when you state that your company will be "re-capitalized." Further, describe what will happen in connection with that re-capitalization.

Risks and Uncertainties

12. Revise to include a risk factor discussing the applicability of the penny stock rules to your company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

13.	Please expand the discussion of revenues to explain the reason for material changes in revenues from period to period. See Financial Reporting Codification Section 501.04 for guidance.

14.	Since you have decided to discontinue your entire historical operations, please provide a plan of operations for the financial services business. See Item 303 of Regulation S-B for guidance.

15.	Explain the factors that contributed to your net losses for the periods discussed here, such as your expenses attributable to salaries and wages and professional services.

16.	Provide a quantified discussion and analysis of the costs you expect to incur as a result of being a public reporting company, including how you anticipate funding the costs of operating as a public reporting company. Discuss the reasons for filing the Form 10-SB at this time in the company's development. Similarly address how you intend to pay for the salaries pursuant to the employment agreements you recently entered into.

Liquidity and Capital Resources

17.	Disclose when you plan to begin operations. Furthermore, as it appears unlikely that you will be able to generate sufficient funds from operations to meet your liquidity requirements for the next twelve months, remove your statement that you believe that your working capital cash requirements will be generated from operations.

18.	Please provide a discussion of the extent to which you have relied on loans or advances from company insiders to fund your operations. Describe in greater detail the material terms of the loans, including quantified disclosure of the amount of funds you have received from these sources for the past twelve months, repayment terms, maturities, etc. Also identify the officers from whom you received funding and disclose the outstanding balance of any obligations owed to these individuals. Finally, address when and how you intend to fund any debt repayment obligations.

19.	Please disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern and specifically address how you intend to eliminate the uncertainty of your ability to continue as a going concern.

20.	Quantify the additional capital you will require to commence operations, when you will require the additional capital and the source or potential source of those funds. Specify the actions that management has taken to strengthen the company's working capital position and generate cash as well as any additional plans that management has formulated in this regard. For example, disclose to what extent you have investigated or secured additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

Security Ownership of Certain Beneficial Owners and Management

21.   We note that you did not list Mr. Klein as a beneficial owner of 13% of your common stock despite your later disclosure in Item 7 that he is a partner of High Performance Edge, LLC. Advise us why you believe that Mr. Klein may not be deemed to beneficially own the shares of common stock owned by High Performance Edge, LLC, pursuant to Rule 13d-3. Alternatively, revise the beneficial ownership table to reflect that Mr. Klein beneficially owns 13% of your common stock.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Lock-Up Agreements

22.   Please revise this section to include a detailed discussion of the applicability of Rule 144 to Keith Wong, High Performance Edge, LLC, Norm Klein, and Providential Holding, Inc., and in particular, the restrictions in Rule 144(e)(1). Indicate how these restrictions compare with the provisions of the lock-up agreements. Disclose whether you believe each of those persons is an affiliate of your company. Also, your expanded discussion should also confirm the company's and those shareholders' understanding of the particular restrictions of Rule 144.

23.   Revise to clarify when the "lock-up" restrictions began, and define the reference point for Months 1 through Months 7-12 listed in the "Lock-Up Agreements" section. For instance, clarify whether you are counting the months that follow the completion of our review of your Form 10-SB.

Financial Statements

Note 1 – Company Overview

24.   Please expand the Note 1 to explain the business purpose for the conversion of the debt to equity in June 2005. Please explain whether there were two separate transactions, one between Providential and the registrant and one transaction

between the registrant and the ATC creditors. If Providential directly transferred its shares to the ATC creditors, please revise the disclosure to state that the ATC shareholders made the capital contribution. Please revise the statement of cash flows to include disclosure of the non-cash transactions between Providential and the registrant and the registrant and the recipients of the shares (i.e., the "ATC Creditors"). Disclose how the amount of the capital contribution was determined and how the number of shares was determined. Also, clarify the Liquidity section of MD&A and Notes 4, 6 and 9 accordingly.

Note 6 – Restructuring

25.   Please tell us the basis for your belief that gain recognition is appropriate for the debt and equity transactions between Providential, ATC creditors and the registrant. Tell us why you did not record the settlement as an adjustment to the capital contribution. Refer to note 1 to paragraph 20 of APB 26.

Note 2 – Summary of Significant Accounting Policies

26.   We note in Item 5 that you state that your directors, executive officers and significant employees are not currently being paid for their services but that they will be compensated in the form of future interest. Please provide disclosure in the notes to the financial statements explaining how you are accounting for the accrual of the value of these services in the financial statements. Also, disclose the amounts accrued for each of the periods presented and how such amounts were determined, including the number of shares of stock that they will be entitled to receive and the terms of the stock issuances.

Financial Statements - June 30, 2006

27.   Please revise to comply with the above comments, as applicable.

Form 10-QSB for the three months ended September 30, 2006

28.   Please comply with all of our comments, as applicable, in your Form 10-QSB.

Item 3. Controls and Procedures

29.   Revise your Item 307 disclosure to ensure it conforms to the requirements of that Item of Regulation S-B. Instead of concluding that your disclosure controls and procedures have "functioned effectively," your principal financial and principal executive officers should simply state that your disclosure controls and procedures either are or are not effective as of September 30, 2006. Furthermore, please eliminate the bullet points following the conclusion of management.

30.   Please revise to state whether or not there have been any changes (not just
         "significant" changes) in your internal controls during the last fiscal quarter (not
         just "since the date of the Chief Executive Officer's and Chief Financial Officer's
         evaluation) that have materially affected, or are reasonably likely to materially
         affect, the small business issuer's internal control over financial reporting. See
         Item 308(c) of Regulation S-B.

                        *   *   *   *

         As appropriate, please amend your filing and respond to our comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter on EDGAR that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
         filing;
    ·   staff comments or changes to disclosure in response to staff comments in the
         filing reviewed by the staff do not foreclose the Commission from taking any
         action with respect to the filing; and
    ·   the company may not assert staff comments as a defense in any proceeding
         initiated by the Commission or any person under the federal securities laws of the
         United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, or Michele M. Anderson, Legal Branch Chief, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Philip K. Shin
        Via Facsimile: (310) 312-6680